                                 FORM 11-K



                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549


      [ X ] Annual Report Pursuant to Section 15(d) of the Securities
                    Exchange Act of 1934 (Fee Required)

                For the Fiscal Year ended December 31, 1998

         [   ] Transition Report Pursuant to Section 15(d) of the
             Securities Exchange Act of 1934 (No Fee Required)

              For the Transition Period from       to

               WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                         (Full Title of the Plan)


                           WYMAN-GORDON COMPANY
                           244 WORCESTER STREET
                               P.O. BOX 8001
                  NORTH GRAFTON, MASSACHUSETTS 01536-8001
                  (Name of Issuer of the Securities Held
                   Pursuant to the Plan and the Address
                    of its Principal Executive Offices)
























                                   1 of 3

                                 SIGNATURES



   Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of Wyman-Gordon Company has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   WYMAN-GORDON COMPANY
                                   SAVINGS/INVESTMENT PLAN




Date:   6/30/99                    By: /S/DAVID J. SULZBACH
                                     David J. Sulzbach
                                    Vice President -
                                    Finance and Corporate
                                    Controller

                            WYMAN-GORDON COMPANY
                           SAVINGS/INVESTMENT PLAN


                     Financial Statements and Schedules

                         December 31, 1998 and 1997

                     (With Independent Auditors' Report)







                            WYMAN-GORDON COMPANY
                           SAVINGS/INVESTMENT PLAN



                              TABLE OF CONTENTS

                                                   PAGE
Independent Auditors' Report                       R-2

Independent Auditors' Consent                      R-3

Statements of Net Assets Available for Benefits    R-4

Statements of Changes in Net Assets Available
  for Benefits                                     R-5A - R-5B

Notes to Financial Statements                      R-6 - R-18

Schedule 1 - Schedule of Assets Held for
  Investment Purposes                              R-19 - R-19A

Schedule 2 - Schedule of Reportable Transactions   R-20 - R-20A


                        INDEPENDENT AUDITORS' REPORT


To The Trustees of Wyman-Gordon Company
Savings/Investment Plan


     We have audited the accompanying statements of net assets available for benefits of the Wyman-Gordon Company Savings/Investment Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Wyman-Gordon Company Savings/Investment Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                           /S/MOTTLE McGRATH BRANEY & FLYNN, P.C.
                              Mottle McGrath Braney & Flynn, P.C.

Worcester, Massachusetts
June 28, 1999

                        INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-26980) pertaining to the Wyman-Gordon Company Savings/Investment Plan of our report dated June 28, 1999, with respect to the financial statements and schedules of the Wyman-Gordon Company Savings/Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.



                          /S/MOTTLE McGRATH BRANEY & FLYNN, P.C.
                             Mottle McGrath Braney & Flynn, P.C.


Worcester, Massachusetts
June 28, 1999

                WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

               Statements of Net Assets Available for Benefits

                         December 31, 1998 and 1997


                                           1998          1997
            ASSETS
Investments, at fair value:
  Collective Investment Funds:
    AIM Constellation                 $  2,925,399  $  2,497,109
    Merrill Lynch - Income
      Accumulation                      22,051,843    20,877,997
    MasterWorks-LifePath 2000            1,071,110     1,199,518
    MasterWorks-LifePath 2010            1,668,434     1,226,481
    MasterWorks-LifePath 2020            1,722,786     1,329,460
    MasterWorks-LifePath 2030              683,194       539,543
    MasterWorks-LifePath 2040            1,480,643       821,495
    Neuberger & Berman Guardian Trust    1,672,347     1,695,431
    Norwest Large Company Growth Fund    8,746,000             -
    Templeton Foreign (I)                  824,499     1,015,875
    MasterWorks-Asset Allocation        14,729,207    11,257,089
    MasterWorks-Bond Index               6,624,220     5,641,628
    MasterWorks-Growth Stock                     -     9,121,968
    MasterWorks-S&P 500 Stock           29,138,483    22,275,400

                                        93,338,165    79,498,994

  Wyman-Gordon Stock                    16,323,173    21,815,355
  Cooper Common Stock                            -     1,086,473
  Cooper Cameron Common Stock                    -        84,392

  Participant Loans                      3,250,277     2,934,289

          Total assets                $112,911,615  $105,419,503


          Net assets available for
            benefits                  $112,911,615  $105,419,503










               See accompanying notes to financial statements.

               WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

         Statement of Changes in Net Assets Available for Benefits
                       Year Ended December 31, 1998

                                MERRILL
                                LYNCH        MASTER-     MASTER-
                       AIM      INCOME       WORKS       WORKS
                     CONSTEL-   ACCUMU-      LIFEPATH    LIFEPATH
                     LATION     LATION         2000        2010
ADDITIONS
  Contributions:
    Employee      $  515,662   $ 1,479,148  $    82,672  $   203,167
    Employer               -             -            -            -

                     515,662     1,479,148       82,672      203,167
  Interest and
    dividends         70,355     1,274,872       71,004      108,655

  Net appreciation
   (depreciation)
   in fair value of
   investments       377,436             -       36,088      101,460

    Total
     additions       963,453     2,754,020      189,764      413,282

DEDUCTIONS
  Participants'
   withdrawals      (174,223)   (2,523,231)    (197,733)     (33,085)

  Plan administrative
   expenses           (4,163)      (30,338)        (723)      (1,746)

  Net transfers
   in (out)         (356,777)      973,395     (119,716)      63,502

    Total (deductions)
     additions      (535,163)   (1,580,174)    (318,172)      28,671

Increase(decrease)
  in net assets
  available for
  benefits           428,290     1,173,846     (128,408)     441,953

Net assets available
  for benefits:

  Beginning of
   year            2,497,109    20,877,997    1,199,518    1,226,481

  End of year     $2,925,399   $22,051,843  $ 1,071,110  $ 1,668,434

                See accompanying notes to financial statements.

                                     R-5A1

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

     Statement of Changes in Net Assets Available for Benefits (continued)
                          Year Ended December 31, 1998

                  MASTER-      MASTER-      MASTER-       NEUBERGER
                  WORKS        WORKS        WORKS         & BERMAN
                  LIFEPATH     LIFEPATH     LIFEPATH      GUARDIAN
                    2020         2030         2040          TRUST
ADDITIONS
  Contributions:
    Employee      $  224,379   $   133,851  $   253,436  $   293,049
    Employer               -             -            -            -

                     224,379       133,851      253,436      293,049
  Interest and
    dividends        119,906        39,401       89,950      146,897

  Net appreciation
   (depreciation)
   in fair value of
   investments       138,587        90,462      161,999     (120,856)

    Total
     additions       482,872       263,714      505,385      319,090

DEDUCTIONS
  Participants'
   withdrawals       (13,774)      (33,100)    (120,295)     (88,899)

  Plan administrative
   expenses           (2,216)       (1,668)      (2,212)      (2,233)

  Net transfers
   in (out)          (73,556)      (85,295)     276,270     (251,042)

    Total (deductions)
     additions       (89,546)     (120,063)     153,763     (342,174)

Increase(decrease)
  in net assets
  available for
  benefits           393,326       143,651      659,148      (23,084)

Net assets available
  for benefits:

  Beginning of
   year            1,329,460       539,543      821,495    1,695,431

  End of year     $1,722,786   $   683,194  $ 1,480,643  $ 1,672,347


                See accompanying notes to financial statements.

                                     R-5A2

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

     Statement of Changes in Net Assets Available for Benefits (continued)
                          Year Ended December 31, 1998

                    NORWEST                   MASTER-       MASTER-
                    LARGE                     WORKS         WORKS
                    COMPANY    TEMPLETON      ASSET         BOND
                    GROWTH     FOREIGN(I)   ALLOCATION      INDEX
ADDITIONS
  Contributions:
    Employee      $   71,675   $   194,841  $ 1,166,237  $   408,265
    Employer               -             -            -            -

                      71,675       194,841    1,166,237      408,265
  Interest and
    dividends              -        84,276    1,651,523      389,645

  Net appreciation
   (depreciation)
   in fair value of
   investments       766,769      (137,562)   1,253,441      164,732

    Total
     additions       838,444       141,555    4,071,201      962,642

DEDUCTIONS
  Participants'
   withdrawals        (5,059)      (82,096)    (926,398)    (247,947)

  Plan administrative
   expenses             (999)       (1,237)     (10,861)      (5,660)

  Net transfers
   in (out)        7,913,614      (249,598)     338,176      273,557

    Total (deductions)
     additions     7,907,556      (332,931)    (599,083)      19,950

Increase(decrease)
  in net assets
  available for
  benefits         8,746,000      (191,376)   3,472,118      982,592

Net assets available
  for benefits:

  Beginning of
   year                    -     1,015,875   11,257,089    5,641,628

  End of year     $8,746,000   $   824,499  $14,729,207  $ 6,624,220


                See accompanying notes to financial statements.

                                     R-5A3

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

     Statement of Changes in Net Assets Available for Benefits (continued)
                          Year Ended December 31, 1998

                   MASTER-       MASTER-
                   WORKS         WORKS        WYMAN-       COOPER
                   GROWTH        S&P 500      GORDON       COMMON
                   STOCK         STOCK        STOCK        STOCK
ADDITIONS
  Contributions:
    Employee     $ 1,155,118   $ 2,922,752  $ 1,351,258  $         -
    Employer               -             -    2,608,012            -

                   1,155,118     2,922,752    3,959,270            -
  Interest and
    dividends      1,763,585     1,686,744            -            -

  Net appreciation
   (depreciation)
   in fair value of
   investments    (1,757,059)    4,581,973  (11,576,180)      45,133

    Total
     additions     1,161,644     9,191,469   (7,616,910)      45,133

DEDUCTIONS
  Participants'
   withdrawals      (460,244)   (1,424,676)    (883,915)     (17,909)

  Plan administrative
   expenses          (10,408)      (26,473)     (22,216)           -

  Net transfers
   in (out)       (9,812,960)     (877,237)   3,030,859   (1,113,697)

    Total (deductions)
     additions   (10,283,612)   (2,328,386)   2,124,728   (1,131,606)

Increase(decrease)
  in net assets
  available for
  benefits        (9,121,968)    6,863,083   (5,492,182)  (1,086,473)

Net assets available
  for benefits:

  Beginning of
   year            9,121,968    22,275,400   21,815,355    1,086,473

  End of year    $         -   $29,138,483  $16,323,173  $         -


                See accompanying notes to financial statements.

                                     R-5A4

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

     Statement of Changes in Net Assets Available for Benefits (continued)
                          Year Ended December 31, 1998

                   COOPER
                   CAMERON
                   COMMON       COOPER      PARTICIPANT    PLAN
                   STOCK       DEBENTURE       LOANS       TOTALS
ADDITIONS
  Contributions:
    Employee     $        -   $         -  $         -  $ 10,455,510
    Employer              -             -            -     2,608,012

                          -             -            -    13,063,522
  Interest and
    dividends             -             -      351,659     7,848,472

  Net appreciation
   (depreciation)
   in fair value of
   investments      (29,280)            -            -    (5,902,857)

    Total
     additions      (29,280)            -      351,659    15,009,137

DEDUCTIONS
  Participants'
   withdrawals            -             -     (161,288)   (7,393,872)

  Plan administrative
   expenses               -             -            -      (123,153)

  Net transfers
   in (out)         (55,112)            -      125,617             -

    Total (deductions)
     additions      (55,112)            -      (35,671)   (7,517,025)

Increase(decrease)
  in net assets
  available for
  benefits          (84,392)            -      315,988     7,492,112

Net assets available
  for benefits:

  Beginning of
   year              84,392             -    2,934,289   105,419,503

  End of year    $        -   $         -  $ 3,250,277  $112,911,615


                See accompanying notes to financial statements.

                                     R-5A5

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

           Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 1997

                                MERRILL
                                LYNCH        MASTER-     MASTER-
                       AIM      INCOME       WORKS       WORKS
                     CONSTEL-   ACCUMU-      LIFEPATH    LIFEPATH
                     LATION     LATION         2000        2010
ADDITIONS
  Contributions:
    Employee      $  444,244   $ 1,473,989  $   142,080  $   181,275
    Employer               -             -            -            -

                     444,244     1,473,989      142,080      181,275
  Interest and
    dividends        191,170     1,293,199       70,566       75,887

  Net appreciation
   (depreciation)
   in fair value of
   investments        19,980             -       29,861      116,311

    Total
     additions       655,394     2,767,188      242,507      373,473

DEDUCTIONS
  Participants'
   withdrawals      (210,789)   (1,631,745)     (49,854)     (80,831)

  Plan administrative
   expenses           (3,381)      (52,041)        (441)      (1,138)

  Net transfers
   in (out)          (42,431)     (415,049)     223,639     (329,175)

    Total (deductions)
     additions      (256,601)   (2,098,835)     173,344     (411,144)

Increase(decrease)
  in net assets
  available for
  benefits           398,793       668,353      415,851      (37,671)

Net assets available
  for benefits:

  Beginning of
   year            2,098,316    20,209,644      783,667    1,264,152

  End of year     $2,497,109   $20,877,997  $ 1,199,518  $ 1,226,481

                See accompanying notes to financial statements.

                                     R-5B1

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

     Statement of Changes in Net Assets Available for Benefits (continued)
                          Year Ended December 31, 1997

                  MASTER-      MASTER-      MASTER-       NEUBERGER
                  WORKS        WORKS        WORKS         & BERMAN
                  LIFEPATH     LIFEPATH     LIFEPATH      GUARDIAN
                    2020         2030         2040          TRUST
ADDITIONS
  Contributions:
    Employee      $  237,986   $    93,014  $   107,990  $   242,280
    Employer               -             -            -            -

                     237,986        93,014      107,990      242,280
  Interest and
    dividends         72,190        21,241       41,338      121,327

  Net appreciation
   (depreciation)
   in fair value of
   investments       164,211        65,782       46,750       43,793

    Total
     additions       474,387       180,037      196,078      407,400

DEDUCTIONS
  Participants'
   withdrawals       (14,766)       (1,084)     (13,451)     (17,786)

  Plan administrative
   expenses           (1,255)         (809)        (940)      (1,762)

  Net transfers
   in (out)         (157,677)      117,596      454,998      459,275

    Total (deductions)
     additions      (173,698)      115,703      440,607      439,727

Increase(decrease)
  in net assets
  available for
  benefits           300,689       295,740      636,685      847,127

Net assets available
  for benefits:

  Beginning of
   year            1,028,771       243,803      184,810      848,304

  End of year     $1,329,460   $   539,543  $   821,495  $ 1,695,431


                See accompanying notes to financial statements.

                                     R-5B2

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

     Statement of Changes in Net Assets Available for Benefits (continued)
                          Year Ended December 31, 1997

                    NORWEST                   MASTER-       MASTER-
                    LARGE                     WORKS         WORKS
                    COMPANY    TEMPLETON      ASSET         BOND
                    GROWTH     FOREIGN(I)   ALLOCATION      INDEX
ADDITIONS
  Contributions:
    Employee      $        -   $   186,292  $   780,113  $   359,758
    Employer               -             -            -            -

                           -       186,292      780,113      359,758
  Interest and
    dividends              -       106,553    1,409,211      350,754

  Net appreciation
   (depreciation)
   in fair value of
   investments             -       (70,739)     670,121      139,198

    Total
     additions             -       222,106    2,859,445      849,710

DEDUCTIONS
  Participants'
   withdrawals             -       (34,290)    (776,425)    (269,415)

  Plan administrative
   expenses                -        (1,115)     (10,071)      (4,853)

  Net transfers
   in (out)                -       215,735     (359,935)     (16,725)

    Total (deductions)
     additions             -       180,330   (1,146,431)    (290,993)

Increase(decrease)
  in net assets
  available for
  benefits                 -       402,436    1,713,014      558,717

Net assets available
  for benefits:

  Beginning of
   year                    -       613,439    9,544,075    5,082,911

  End of year     $        -   $ 1,015,875  $11,257,089  $ 5,641,628


                See accompanying notes to financial statements.

                                     R-5B3

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

     Statement of Changes in Net Assets Available for Benefits (continued)
                          Year Ended December 31, 1997

                   MASTER-       MASTER-
                   WORKS         WORKS        WYMAN-       COOPER
                   GROWTH        S&P 500      GORDON       COMMON
                   STOCK         STOCK        STOCK        STOCK
ADDITIONS
  Contributions:
    Employee     $ 1,306,203   $ 2,187,443  $ 1,122,199  $         -
    Employer               -             -    2,322,047            -

                   1,306,203     2,187,443    3,444,246            -
  Interest and
    dividends        717,728       785,937            -            -

  Net appreciation
   (depreciation)
   in fair value of
   investments      (394,202)    4,606,782   (2,277,945)     192,361

    Total
     additions     1,629,729     7,580,162    1,166,301      192,361

DEDUCTIONS
  Participants'
   withdrawals      (771,842)   (1,176,550)    (669,498)     (19,653)

  Plan administrative
   expenses          (11,924)      (21,264)     (27,527)           -

  Net transfers
   in (out)       (2,219,751)     (112,552)   3,056,088     (129,427)

    Total (deductions)
     additions    (3,003,517)   (1,310,366)   2,359,063     (149,080)

Increase(decrease)
  in net assets
  available for
  benefits        (1,373,788)    6,269,796    3,525,364       43,281

Net assets available
  for benefits:

  Beginning of
   year           10,495,756    16,005,604   18,289,991    1,043,192

  End of year    $ 9,121,968   $22,275,400  $21,815,355  $ 1,086,473


                See accompanying notes to financial statements.

                                     R-5B4

                  WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

     Statement of Changes in Net Assets Available for Benefits (continued)
                          Year Ended December 31, 1997

                   COOPER
                   CAMERON
                   COMMON       COOPER      PARTICIPANT    PLAN
                   STOCK       DEBENTURE       LOANS       TOTALS
ADDITIONS
  Contributions:
    Employee     $        -   $         -  $         -  $  8,864,866
    Employer              -             -            -     2,322,047

                          -             -            -    11,186,913
  Interest and
    dividends             -             -      265,941     5,523,042

  Net appreciation
   (depreciation)
   in fair value of
   investments       26,974        21,970            -     3,401,208

    Total
     additions       26,974        21,970      265,941    20,111,163

DEDUCTIONS
  Participants'
   withdrawals       (3,516)      (50,014)     (46,147)   (5,837,656)

  Plan administrative
   expenses               -          (113)           -      (138,634)

  Net transfers
   in (out)         (41,500)   (1,052,017)     348,908             -

    Total (deductions)
     additions      (45,016)   (1,102,144)     302,761    (5,976,290)

Increase(decrease)
  in net assets
  available for
  benefits          (18,042)   (1,080,174)     568,702    14,134,873

Net assets available
  for benefits:

  Beginning of
   year             102,434     1,080,174    2,365,587    91,284,630

  End of year    $   84,392   $         -  $ 2,934,289  $105,419,503


                See accompanying notes to financial statements.

                                     R-5B5

               WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                       NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION

   The Wyman-Gordon Company Savings/Investment Plan ("the Plan") is a single employer defined contribution plan covering certain employees of Wyman-Gordon Company ("the Company"). The Plan was established on January 1, 1981 for the purpose of providing eligible employees with opportunities for (1) convenient and regular personal savings; (2) sharing in contributions by the Company out of its current and accumulated net profits; and (3) supplementing retirement benefits. The Plan is a contributory plan which is funded by a trust arrangement with the Wyman-Gordon Savings/Investment Trust (the "Trust").

   The above description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

   (a)  ADMINISTRATION OF THE PLAN

        The Plan is administered jointly by a Plan Committee and a Plan Investment Committee, both of whose members are appointed by the Company's Chief Executive Officer.

        The Plan committees are responsible for the promulgation and enforcement of necessary or appropriate rules and regulations for the administration of the Plan, the interpretation of the terms of the Plan, the resolution of questions relating to an individual's participation in the Plan and the determination of investments for the participants to select as their investment alternatives.

   (b)  ELIGIBILITY

        All employees of the Company are eligible to participate in the Plan except any employee who is covered by a collective bargaining agreement which does not specifically call for their participation in this Plan. Participation can begin after a maximum of three months service.

   (c)  FEDERAL INCOME TAXES

        The Internal Revenue Service (IRS) has determined and informed the Company by letter dated April 24, 1997, that the Plan and related Trust are designed in accordance with Section 401 of the Internal Revenue Code
        (IRC). The Plan has been amended since receiving its determination letter. The Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, no provision for taxes is necessary since the Trust has been determined to be exempt from taxation under Section 501 of the IRC.

               WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                       NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION (continued)

   (d)  EMPLOYEE CONTRIBUTIONS

        Upon becoming participants, eligible employees may elect to reduce their compensation between 1% and 15% and have such amount contributed to the Plan by the employer as a pre-tax contribution. With regard to a participant who is a Wyman-Gordon Forgings, Inc. (WGFI), a subsidiary of the Company, hourly employee, 20% is the maximum contribution. The election shall be made in advance as a whole percentage of compensation. Additionally, an eligible employee may elect to make after-tax contributions to the Plan subject to the percentage limitations discussed above.

        In addition, in no event shall the contributions made by or on behalf of a participant for a Plan year exceed certain limitations as required by the Employee Retirement Income Security Act of 1974 (ERISA). The IRC also includes provisions which limit the amount of employer contributions which may be made on behalf of any individual participant.

   (e)  COMPANY CONTRIBUTIONS

        Currently, the Company matches 50% of each participant's quarterly contributions to the Plan with Company stock. Amounts eligible for the 50% stock match are limited to 5% of the participant's salary. The employer may change the 50% matching rate or the 5% of considered pay to any other percentages including 0%. The Company stock match amounted to $2,608,012 and $2,322,047 in 1998 and 1997, respectively.

        For employees covered by the Labor Agreement with the United Steelworkers of America, Local 2285, subject to the attainment of performance goals for each quarter of the fiscal year, the Company will make Stock Bonus Contributions on behalf of each Participant.

        The Stock Bonus Contributions for each period are allocated among eligible participants in an equal dollar amount, up to a maximum of $0.25 for each hour worked up to a maximum of 40 hours worked per week. The dollar amount is determined based on the percentage attainment of the predetermined published quarterly performance goal. Such amount is zero if the percentage attainment of such goal is less than 90% and is 90% of the $0.25 (the maximum dollar amount) if the percentage attainment is equal to 90%. For each incremental percentage in excess of 90%, the dollar amount is increased.

               WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                       NOTES TO FINANCIAL STATEMENTS


1. PLAN DESCRIPTION (continued)

   (e)  COMPANY CONTRIBUTIONS, (continued)

        The Company is required to make each period's stock bonus contribution in cash or in Company stock.

        If the employer elects to make the period's stock bonus contribution in Company stock, the number of shares of Company stock to be contributed will be determined by dividing the dollar amount of the stock bonus contribution for the period by the average price of one share of Company stock during the period.

   (f)  PARTICIPANT ACCOUNTS

        Each participant's account is credited with the participant's contribution and allocation of the Company's contribution, Plan earnings, and forfeitures of terminated participants nonvested accounts.
        Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

   (g)  INVESTMENT FUNDS

        Effective as of July 1, 1994, assets from the Cooper Industries, Inc. Savings and Stock Ownership Plan and the Cameron Iron Works, USA, Inc. Savings Investment Plan for Hourly Employees attributable to participants who prior to May 27, 1994, were employees of Cameron Forged Products Company and who on May 27, 1994 became employees of WGFI were transferred to this Plan. The assets included Cooper Common Stock and Cooper Preferred Stock which were held in the Cooper Common Stock Fund and Cooper Preferred Stock Fund, respectively. A participant's or beneficiary's existing investment in the Cooper Common Stock Fund and the Cooper Preferred Stock Fund as of July 1, 1994 and earnings thereon may continue to be invested in such funds until such time as the participant or beneficiary otherwise elects to invest such portion of their account or the Administrator directs the liquidation of such funds.
        The Cooper Common Stock Fund and the Cooper Preferred Stock Fund are not designated as available for investment by participants or beneficiaries, except to the extent a participant or beneficiary is permitted to exchange all or a portion of their investment in the Cooper Preferred Stock Fund for an equivalent investment in the Cooper Common Stock Fund.

               WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                       NOTES TO FINANCIAL STATEMENTS


1. PLAN DESCRIPTION (continued)

   (g)  INVESTMENT FUNDS (continued)

        On August 29, 1997, the MasterWorks Division of Barclays Global Investors, N.A., (BGI), a wholly-owned subsidiary of Barclays Bank PLC, was sold to Merrill Lynch, Pierce, Fenner & Smith Inc. ("Merrill Lynch"). MasterWorks is currently operated as a separate component of Merrill Lynch Group Employee Services, a division of Merrill Lynch.

        In conjunction with the MasterWorks sale, BGI remained as trustee of all MasterWorks plans through December 31, 1997, but delegated to Merrill Lynch, beginning August 30, 1997, all duties and functions required of BGI as a trustee of a MasterWorks client. Clients were provided documentation and appointed Merrill Lynch Trust Company FSB successor trustee of their plans effective January 1, 1998. BGI had no responsibility for and no involvement with MasterWorks activities after August 29, 1997 (except to the extent BGI acted as trustee, as described above, or that MasterWorks clients participated in BGI's managed investments or BGI performed fund accounting services).

        Participants in the Plan have the following 14 investment funds available as of December 31, 1998:

             AIM Constellation Fund - aggressively seeks to increase shareholders' capital by investing principally in common stocks, with emphasis on medium-sized and smaller emerging growth companies. Management of the fund will be particularly interested in companies that are likely to benefit from new or innovative products, services or processes that should enhance such companies' prospects for future growth in earnings.

             Merrill Lynch Income Accumulation Fund - invests in a mix of fixed-rate and variable-rate securities with strong credit ratings. The fund diversifies its investment by limiting its holdings of any one issuer to 10% of the fund assets at the time of purchase. This limitation does not apply to the U.S. Government or its agencies. Between 25% and 50% of the fund is held in publicly traded instruments.

               WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                       NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION (continued)

   (g)  INVESTMENT FUNDS (continued)

             MASTERWORKS LIFEPATH FUNDS

             Each LifePath Fund seeks to provide long-term investors with an asset allocation strategy designed to maximize assets for retirement or for other purposes consistent with the quantitatively measured risk investors, on average, may be willing to accept given their investment time horizon.
             Specifically:

                  LifePath 2000 Fund - is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2000.

                  LifePath 2010 Fund - is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2010.

                  LifePath 2020 Fund - is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2020.

                  LifePath 2030 Fund - is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2030.

                  LifePath 2040 Fund - is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2040.

             NEUBERGER & BERMAN GUARDIAN TRUST - is a growth and income fund that emphasizes investments in stocks of established, high-quality companies considered to be undervalued in comparison to stocks of similar companies.

             NORWEST LARGE COMPANY GROWTH FUND - seeks to provide long-term capital appreciation through investment primarily in large, high-quality, domestic, dynamic growth companies whose earnings are expected to grow 50% faster than the market, as measured by the earnings of the S&P 500 Stock Index.

               WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                       NOTES TO FINANCIAL STATEMENTS


1. PLAN DESCRIPTION (continued)

   (g)  INVESTMENT FUNDS (continued)

             TEMPLETON FOREIGN FUND - CLASS I - seeks to achieve long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United
             Stares.

             MASTERWORKS ASSET ALLOCATION FUND - seeks to achieve superior long-term gains at reasonable risk by actively shifting investments among common stocks, U.S. Treasury Bonds and money market instruments. The investment strategy of the Asset Allocation Fund focuses on the relative attractiveness of asset classes at given points in time. The fund uses a computerized portfolio selection model to determine the optimum mix among stocks, bonds and money market instruments.

             MASTERWORKS BOND INDEX FUND - seeks to approximate, as closely as practicable before fees and expenses, the total rate of return of the U.S. market for issued and outstanding U.S. Government and high-grade corporate bonds as measured by the Lehman Brothers Government/Corporate Bond Index (the LB Bond Index). The fund seeks to achieve its investment objective by investing all of its assets in the Master Series, which has substantially the same investment objective as the Fund. The Master Series seeks to achieve its objective by investing substantially all of its assets in securities included in the LB Bond Index, which is composed of approximately 5,000 issues of fixed income securities, including U.S. Government securities and investment grade corporate bonds, each with an outstanding market value of at least $25 million and remaining maturity of greater than one year.

             MASTERWORKS S&P 500 STOCK FUND - seeks to achieve the same total rate of return as the S&P 500 Index. The S&P 500 Stock Fund invests in the same stocks and in substantially the same percentages as the S&P 500 Index. The stocks included in the fund represent those held by the Index itself and do not reflect subjective options concerning individual companies or industries.

               WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                       NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION (continued)

   (g)  INVESTMENT FUNDS (continued)

             WYMAN-GORDON STOCK FUND - invests in the common stock of the Company, the plan sponsor. Amounts contributed to the Wyman-Gordon Stock Fund may be temporarily invested in other short-term investments pending the purchase of Company stock. This fund is subject to a relatively high degree of risk because it is not a diversified investment and is subject to any potential volatility in the price of the Company's common stock.

        In April 1998, the Administrative Committee elected to terminate the Cooper Common Stock Fund and the Cooper Cameron Common Stock Fund on December 31, 1998. All participants in these funds had the option to transfer their investment in these two funds to any funds of their choice between April and December 31, 1998. All remaining shares in these two funds on December 31, 1998 were liquidated by Merrill Lynch and transferred to the Merrill Lynch Income Accumulation Fund as of January 1, 1999.

        In 1997, Cooper called the entire issue of the convertible, subordinate debentures for redemption. All debentures were sold at a value of $1,185 per $1,000 face value of bonds held on May 21, 1997. Upon completion of the sale of all debentures the Cooper Debenture Fund was terminated and all assets were transferred to the Merrill Lynch Income Accumulation Fund.

   (h)  DISTRIBUTIONS OF BENEFITS

        Participants (or their beneficiaries in the case of their death) may elect to have their vested account balance paid to them following their termination of employment with the Company, by submitting a completed distribution election form to the Plan Administrator.

        Participants who are WGFI hourly employees must be paid in the form of a single lump sum. Notwithstanding, if they are a WGFI hourly employee at the time they are required by law to commence distribution, or anytime thereafter, they may instead elect to be paid annually in a lump sum in an amount sufficient to comply with Code Section 401(a)(9).

               WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                       NOTES TO FINANCIAL STATEMENTS


1. PLAN DESCRIPTION (continued)

   (h)  DISTRIBUTIONS OF BENEFITS (continued)

        Participants, other than participants who are WGFI
        Hourly Employees, may elect to be paid in any of these forms:

             (a)  a single lump sum, or

             (b)  a portion paid in a lump sum, and the
                  remainder paid later, or

             (c) periodic installments over a period not to exceed the life expectancy of the participants and their beneficiaries.

        Distributions must be made in cash, except to the extent of the distribution of any participant outstanding loan balance, if any and except (if the account is distributed in a lump sum) to the extent a participant elects payment in the form of whole shares of Company Stock, Cooper Common Stock and Cooper Cameron Stock and cash in lieu of fractional shares to the extent invested in the Company Stock Fund, Cooper Common Stock Fund and Cooper Cameron Common Stock Fund.

   (i)  VESTING

        Participants are fully vested in contributions made by employees and certain employer contributions. Participants become fully vested in their Company Stock Match Account if (1) their hire date is on or before April 1, 1993 and they were an employee of the Company on April 1, 1993 or (2) they were employed by WGFI on May 27, 1994, and were previously employed by Cameron Forged Products Company. Notwithstanding, prior to the effective date, a participant's employer account became vested in accordance with a vesting schedule then in effect.

        Participants entire accounts become fully vested once they have attained their normal retirement date as an employee or upon their leaving the Company due to their disability or death.

               WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                       NOTES TO FINANCIAL STATEMENTS


1. PLAN DESCRIPTION (continued)

   (i)  VESTING (continued)

        In addition to the vesting provided above, a participant's Company Stock Match Account becomes vested in accordance with the following schedule, unless (1) their hire date is on or before April 1, 1993 and they were an employee of the Company on April 1, 1993 or (2) they were employed by WGFI on May 27, 1994, and were previously employed by Cameron Forged Products Company before that date:

                   COMPANY STOCK MATCH ACCOUNT VESTING SCHEDULE

          YEARS OF VESTING SERVICE           VESTED PERCENTAGE
          Less than 1                                0%
          1 but less than 2                         20%
          2 but less than 3                         40%
          3 but less than 4                         60%
          4 but less than 5                         80%
          5 or more                                100%

   (j)  WITHDRAWALS

        Withdrawals may only be made in accordance with the terms of the Plan. Hardship withdrawals of tax deferred contributions and related earnings are subject to approval by the Plan Administrator based upon the participant's financial need and are subject to IRS limitations.

        Withdrawals of after-tax contributions, rollover account withdrawals, withdrawals for participants over age 59 1/2 and withdrawals of certain Company contributions are allowed for amounts up to the extent of a participant's account balance with certain restrictions.

   (k)  PARTICIPANT LOANS

        Participants may borrow, generally, up to the lesser of 50% of their total vested account balance in the Plan or $50,000 less the highest outstanding plan loan balance during the one-year period preceding the date of the new loan. The loans bear interest at market rates and are repaid in regular installments within five years. Early prepayment is allowed.

               WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                       NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION (continued)

   (l)  FORFEITURES

        Forfeitures of employer contributions are invested in interest bearing deposits of Merrill Lynch. Forfeiture amounts are utilized to restore accounts, pay plan fees and expenses, and to reduce the Company stock match and bonus contributions as directed by the Plan administrator.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The following is a summary of significant accounting policies followed by the Plan in preparation of its financial statements. The financial statements are prepared in accordance with generally accepted accounting principles.

   (a)  USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   (b)  VALUATION OF INVESTMENTS

        The Plan's investments are stated at fair value. The fair value of investments is generally determined as follows:

        * Units of Merrill Lynch collective investment funds are valued on the basis of the unit value established for each fund at each valuation date. Valuation of the funds' units occurs, at a minimum, on a monthly basis. Unit values are determined by dividing the value of the funds' net assets by the number of units outstanding on the valuation date.

        * Stocks and mutual funds traded on security exchanges are valued at closing market prices on the valuation date.

   (c)  SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME

        Security transactions are accounted for on the trade date. Interest income is accounted for on the daily accrual basis. Dividend income is recorded on the ex-dividend date. The cost of securities sold is computed on an average cost basis.

               WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                       NOTES TO FINANCIAL STATEMENTS


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   (d)  INVESTMENT INCOME

        Net investment income, as earned, is allocated to participant accounts and reinvested. The Plan presents, in the Statements of Changes in Net Assets Available for Benefits, net appreciation (depreciation) of the fair value of investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

   (e)  PURCHASES AND REDEMPTIONS OF UNITS

        The value of participating units, upon admission to or withdrawal from the funds, is based upon the fair value of net assets held as of the valuation date. Upon purchase or redemption of units by a participant, transaction costs incurred for the related security transactions are borne by that participant.

   (f)  EXPENSES

        Account maintenance, transaction fees and expenses and investment fund management and maintenance fees are paid by the Plan and charged to the participants accounts;
        all other fees are paid by the Company.

   (g)  RECLASSIFICATIONS

        Where appropriate, prior year amounts have been reclassified to permit comparison.

3. PLAN LIABILITIES

   Merrill Lynch uses a daily valuation method whereby all account activity and related transactions take place on the same day as the day of record. Therefore, all benefit payments to participants or Plan expenses are paid from the various funds on a current basis and at December 31, 1998 and 1997, there were no accrued liabilities for the Plan.

               WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                       NOTES TO FINANCIAL STATEMENTS


4. INVESTMENTS

   The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                               1998        1997
   MasterWorks - Income Accumulation Fund
   (1,484,153 shares and 1,494,755 shares) $22,051,843  $20,877,997

   Norwest Large Company Growth Fund
   (160,536 shares)                          8,746,000            -

   MasterWorks - Asset Allocation Fund
   (1,041,670 shares and 883,602 shares)    14,729,207   11,257,089

   MasterWorks - Bond Index Fund
   (661,760 shares and 579,223 shares)       6,624,220    5,641,628

   MasterWorks - Growth Stock Fund
   (624,365 shares)                                  -    9,121,968

   MasterWorks - S&P 500 Stock Fund
   (1,184,010 shares and 1,092,467 shares)  29,138,483   22,275,400

   Wyman-Gordon Stock Fund
    (1,105,157 shares and 764,111 shares)   16,323,173   21,815,355

5. RELATED PARTY TRANSACTIONS

   Certain Plan investments are units of collective investment funds managed by the MasterWorks Division of BGI, now owned by Merrill Lynch. Merrill Lynch and BGI were the trustees, as defined by the Plan, as of December 31, 1998 and 1997, respectively, and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $123,153 and $138,634 for the years ended December 31, 1998 and 1997, respectively.

6. TERMINATED EMPLOYEES

   Net assets available for plan benefits at December 31, 1998 include $16,797,316 allocated to the accounts of persons who, as of or prior to that date, have terminated employment with the Company.

                 WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS


7. PLAN AMENDMENTS

   During 1997 the Plan was amended. Among the changes were the definition of limitations on the maximum annual additions to a participant's account, designation of trustee, use of forfeitures, definition of compensation, loans in default and company contributions.

8. SUBSEQUENT EVENT

   On May 17, 1999, Precision Castparts Corp. and Wyman-Gordon announced that Precision Castparts Corp. has agreed to acquire 100 percent of the outstanding shares of Wyman-Gordon common stock for $20 per share. The tender offer period expires at 8:00 p.m., Eastern Time, on Friday, July 30, 1999. Following the completion of the tender offer, Wyman-Gordon will become a wholly-owned subsidary of PCC through a cash merger at the same price. The tender offer is conditioned upon the tender of at least two-thirds of the outstanding shares of Wyman-Gordon and certain other conditions, including compliance with the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

SCHEDULE 1

                 WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                         EIN:  04-1992780   Plan #011
          Line 27a - Schedule of Assets Held for Investment Purposes
                               December 31, 1998

                       (c)DESCRIPTION
                       OF INVESTMENT
                       INCLUDING
     (b)IDENTITY OF    MATURITY DATE,
     ISSUE BORROWER,   RATE OF INTEREST,
     LESSOR OR         COLLATERAL, PAR,                  (e)CURRENT
(a)  SIMILAR PARTY     OR MATURITY VALUE       (d)COST       VALUE
     AIM               95,852 Shares         $ 2,664,603 $ 2,925,399
                       AIM Constellation
                       Fund

*    Merrill Lynch     1,484,153 Shares       22,051,843  22,051,843
                       Merrill Lynch
                       Income Accumu-
                       lation Fund

*    Merrill Lynch     92,020 Shares           1,045,773   1,071,110
                       MasterWorks
                       LifePath 2000 Fund

*    Merrill Lynch     115,864 Shares          1,570,047   1,668,434
                       MasterWorks
                       LifePath 2010 Fund

*    Merrill Lynch     104,538 Shares          1,600,945   1,722,786
                       MasterWorks
                       LifePath 2020 Fund

*    Merrill Lynch     36,476 Shares             592,084     683,194
                       MasterWorks
                       LifePath 2030 Fund

*    Merrill Lynch     72,830 Shares           1,317,069   1,480,643
                       MasterWorks
                       LifePath 2040 Fund

     Neuberger &       103,487 Shares          1,785,841   1,672,347
     Berman            Neuberger & Berman
                       Guardian Trust Fund

     Norwest           160,536 Shares          7,811,713   8,746,000
                       Norwest Large Company
                       Growth A Fund

SCHEDULE 1 (Continued)

                 WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                         EIN:  04-1992780   Plan #011
          Line 27a - Schedule of Assets Held for Investment Purposes
                               December 31, 1998

                       (c)DESCRIPTION
                       OF INVESTMENT
                       INCLUDING
     (b)IDENTITY OF    MATURITY DATE,
     ISSUE BORROWER,   RATE OF INTEREST,
     LESSOR OR         COLLATERAL, PAR,                 (e)CURRENT
(a)  SIMILAR PARTY     OR MATURITY VALUE    (d)COST         VALUE
     Templeton         98,272 Shares      $  1,020,201  $    824,499
                       Templeton Foreign (I)

*    Merrill Lynch     1,041,670 Shares     12,699,744    14,729,207
                       MasterWorks Asset
                       Allocation Fund

*    Merrill Lynch     661,760 Shares        6,470,661     6,624,220
                       MasterWorks Bond
                       Index Fund

*    Merrill Lynch     1,184,010 Shares     21,196,256    29,138,483
                       MasterWorks
                       S&P 500 Stock Fund

*    Wyman-Gordon      1,105,157 Shares     28,591,271    16,323,173
     Company           Wyman-Gordon
                       Stock Fund

     Participant Loans 6.586% to 12.15%              -     3,250,277

                                          $110,418,051  $112,911,615


*Represents party in interest.












                                     R-19A

SCHEDULE 2
                 WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                         EIN:  04-1992780   Plan #011
                Line 27d - Schedule of Reportable Transactions
                         Year Ended December 31, 1998


                 (b)DESCRIPTION
                 OF ASSET (INCLUDE
                 INTEREST RATE AND
(a)IDENTIFY OF   MATURITY IN CASE         (C)PURCHASE   (D)SELLING
PARTY INVOLVED   OF A LOAN)                   PRICE        PRICE

Merrill Lynch    Merrill Lynch - Income   $13,843,776   $13,989,376
                 Accumulation Fund

Merrill Lynch    Norwest Large Company     15,687,572     7,708,341
                 Growth A Fund

Merrill Lynch    MasterWorks - Asset        5,409,121     3,190,443
                 Allocation Fund

Merrill Lynch    MasterWorks - Growth       3,650,105    11,015,015
                 Stock Fund

Merrill Lynch    MasterWorks - S&P 500      9,708,948     7,427,839
                 Stock Fund

Wyman-Gordon     Wyman-Gordon Stock Fund   18,640,246    12,556,248
Company


SCHEDULE 2 (Continued)

                 WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN

                         EIN:  04-1992780   Plan #011
                Line 27d - Schedule of Reportable Transactions
                         Year Ended December 31, 1998


           (f)EXPENSE                (h)CURRENT
           INCURRED                  VALUE OF
           WITH                      ASSET ON
(E)LEASE   TRANS-      (g)COST       TRANSACTION     (i)NET GAIN
RENTAL     ACTION      OF ASSET      DATE            OR (LOSS)
   -         -         $13,989,376   $13,989,376     $         -


   -         -           7,875,859     7,708,341        (167,518)


   -         -           2,682,897     3,190,443         507,546


   -         -          12,548,695    11,015,015      (1,533,680)


   -         -           5,514,915     7,427,839       1,912,924


   -         -          14,289,996    12,556,248      (1,733,748)






















                                     R-20A